Exhibit 6.46
Exhibit 10.46

DEFERRED REDEMPTION AGREEMENT

This Deferred Redemption Agreement (“Agreement”) is between Portland Brewing Company, an Oregon corporation (the “Company”), and Karban Development Corporation, an Oregon corporation, and MacTarnahan Portland Brewing Company Voting Trust (individually, a “Preferred Shareholder” and collectively, the “Preferred Shareholders”).

RECITALS

        A.     The Preferred Shareholders collectively own all of the issued and outstanding Series A Preferred Shares of the Company (the “Preferred Shares”).

        B.     Section 3.04(D) of the Company’s Articles of Incorporation requires the Company to redeem the Preferred Shares on February 25, 2004 (the “Original Redemption Date”) by paying to each Preferred Shareholder $52.00 per share plus all accumulated but unpaid dividends on the Preferred Shares.

        C.     Each Preferred Shareholder holds 2,885 shares of Preferred Stock and is entitled to $150,020 [$52 x 2885] in satisfaction of the redemption rights provided for in Section 3.04(D) of the Company’s Articles of Incorporation (“Redemption Price”).

        D.     The Company, Pyramid Breweries Inc., a Washington corporation (“Pyramid”), and PBC Acquisition, LLC, a Delaware limited liability company (“Pyramid Acquisition Sub”), entered into an Asset Purchase Agreement dated January 26, 2004 (the “Asset Purchase Agreement”). Upon the closing of the Asset Purchase Agreement: (i) the Company will sell certain assets to Pyramid Acquisition Sub; (ii) Pyramid will assume certain liabilities of the Company; and (iii) the Company will receive from Pyramid cash, unregistered shares of Pyramid’s common stock (the “Pyramid Shares”) and/or both.

        E.     As part of the Asset Purchase Agreement transaction, Pyramid agreed that the Company may transfer cash and/or Pyramid Shares in satisfaction of the Company’s obligations to the Preferred Shareholders.

        F.     Due to the timing of the Asset Purchase Agreement transaction and the financial condition of the Company, the Company will be unable to satisfy its obligation under Section 3.04(D) of the Company’s Articles of Incorporation to redeem the Preferred Shares on the Original Redemption Date.

        G.     The Company and the Preferred Shareholders therefore have agreed to defer the Company’s redemption obligation under Section 3.04(D) of the Company’s Articles of Incorporation in accordance with the terms and conditions set forth in this Agreement.

AGREEMENT

SECTION 1     DEFERRED REDEMPTION

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        1.1    Redemption of Preferred Shares. Notwithstanding Section 3.04(D) of the Company’s Articles of Incorporation, the Company will redeem the Preferred Shares from the Preferred Shareholders either:

                (a)     concurrently with the closing of the Asset Purchase Agreement, by paying the holder the Redemption Price either in cash, Pyramid Shares or both; provided that, the value of Pyramid Shares will be based on the Fair Market Value (as defined in the Asset Purchase Agreement) of the Pyramid Shares as of January 26, 2004, which is $3.26 per share and cash will be paid in lieu of any fractional shares; or

                (b)     by paying the holder the Redemption Price in accordance with Section 3.04(D) except that the “Redemption Date” will be June 25, 2004.

        1.2    Closing. The closing of the redemption of the Preferred Shares will take place at the Company’s principal office, or at a place fixed by the parties. At the closing:

                (a)     each Preferred Shareholder will deliver to the Company:

                        (1)     all share certificates representing the Preferred Shareholder’s Preferred Shares, together with one or more stock powers indorsed to the Company;

                        (2)     a certificate in which the Preferred Shareholder represents and warrants to the Company that the Preferred Shareholder is the sole owner of such Preferred Shares, that such Preferred Shares are free from any and all encumbrances, security interests, and liens (except securities restrictions) and such other representations required by Pyramid to permit the transfer;

                (b)     the Company will deliver to each Preferred Shareholder:

                        (1)     cash and/or all share certificates representing the number of Pyramid Shares to which the Preferred Shareholder is entitled under Section 1.1, together with one or more stock powers indorsed to the Preferred Shareholder (except securities restrictions) and cash in lieu of fractional shares; and

                        (2)     a certificate in which the Company represents and warrants to the Preferred Shareholders that the Company is the sole owner of such Pyramid Shares, that such Pyramid Shares are free from any and all encumbrances, security interests, and liens (except securities restrictions) and such other representations required by Pyramid to permit the transfer; and

                (c)     the parties will sign and deliver all other documents and take or cause to be taken all other acts that they deem necessary or appropriate to effect and carry out the purchase and sale of the Preferred Shares.

SECTION 2     RELEASE

        Each Preferred Shareholder releases the Company and each present and future shareholder, director, officer, and authorized representative of the Company from any and all claims, actions,

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proceedings, damages, liabilities, and expenses of every kind, whether known or unknown, resulting from or arising out of the Company’s failure to redeem the Preferred Shares on the Original Redemption Date.

SECTION 3         ARTICLES OF INCORPORATION

        Except as otherwise provided in this Agreement, the provisions of Section 3.04 of the Company’s Articles of Incorporation remain unchanged and in full force and effect. Only the Preferred Shareholders’ ability to enforce Section 3.04(D) of the Articles of Incorporation is affected by this Agreement. This Agreement does not amend the definition of “Redemption Date” for any other purpose, and the Preferred Shareholders will continue to have the right under Section 3.04(E) of the Articles of Incorporation to convert the Preferred Shares into fully paid and nonassessable common stock of the Company on the Original Redemption Date.

SECTION 4         INVESTMENT REPRESENTATIONS

        4.1    Each Preferred Shareholder is an “accredited investor,” as such term is defined in Rule 501(a) of the Regulation D under the Securities Act.

        4.2     To the extent that any portion of the redemption price is paid in Pyramid Stock, such Pyramid Stock shall be acquired by each Preferred Shareholder for investment, for each Preferred Shareholder’s own account, not as a nominee or agent. Each Preferred Shareholder has no present intention of selling, granting any participation in or otherwise distributing any of the Pyramid Stock, nor does the Preferred Shareholder have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant a participation to such person or entity with respect to any of the Pyramid Stock that may be received pursuant to this Agreement.

        4.3     Each Preferred Shareholder is in a financial position to hold the Pyramid Stock acquired pursuant to this Agreement and is able to bear the economic risk and withstand a complete loss of its investment.

        4.4     Each Preferred Shareholder recognizes that the investment represented by the Pyramid Stock involves a high degree of risk, including the risks described in Pyramid ‘s SEC reports.

        4.5     Each Preferred Shareholder has obtained, to the extent it deems necessary, its own professional advice with respect to the risks inherent in the investment in the Pyramid Stock, and the suitability of the investment in the Pyramid Stock in light of its financial condition and investment needs. Each Preferred Shareholder, either alone or with the assistance of a professional advisor, is a sophisticated investor, is able to fend for itself in the transactions contemplated by this Agreement, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Pyramid Stock.

        4.6     Each Preferred Shareholder has been given access to publicly available information regarding Pyramid and has utilized such access to its satisfaction for the purpose of obtaining information, and each Preferred Shareholder has been given reasonable opportunity to attend a meeting with representatives of Pyramid for the purpose of asking questions of, and receiving

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answers from, such representatives concerning the terms and conditions of the acquisition of the Pyramid Stock pursuant to this Agreement and to obtain any additional information, to the extent reasonably available.

        4.7     Each Preferred Shareholder realizes that (i) the Pyramid Stock has not been registered under the Securities Act, and (ii) the shares of Pyramid Stock are characterized under the Act as “restricted securities” and, therefore, cannot be sold or transferred unless they are subsequently registered under the Act or an exemption from such registration is available. Each Preferred Shareholder represents that it is familiar with Rule 144 of the SEC as presently in effect, and understands the resale limitations imposed thereby and by the Act.

        4.8     Each Preferred Shareholder acknowledges that (i) the foregoing investment representations and warranties are made for the benefit of Pyramid in addition to the Company, and (ii) Pyramid is expressly authorized to rely on such representations and warranties in connection with Pyramid’s discharge of its responsibilities under federal and state securities laws.

SECTION 5     GENERAL

        5.1    No Assignment. No party may assign or delegate any of the party’s rights or obligations under this Agreement to any person without the prior written consent of the other party, which the other party may not withhold unreasonably.

        5.2    Binding Effect. This Agreement will be binding on the parties and their respective heirs, personal representatives, successors, and permitted assigns, and will inure to their benefit.

        5.3     Amendment. This Agreement may be amended only by a written document signed by the party against whom enforcement is sought.

        5.4    Notices. All notices or other communications required or permitted by this Agreement: (a) must be in writing; (b) must be delivered to the parties at the addresses set forth below, or any other address that a party may designate by notice to the other party; and (c) are considered delivered: (1) upon actual receipt if delivered personally or an overnight delivery service; and (2) at the end of the third business day after the date of deposit in the United States mail, postage pre-paid, certified, return receipt requested.

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To the Company:	To Karban Development Corporation:

Portland Brewing Company	Via personal delivery: 21630 SW Farmington Road Aloha, Oregon 97017

2730 NW 31st Ave
Portland Oregon 97210	Via mail:
17675 SW Farmington Road PMB #470 Aloha, Oregon 97017
Attn: Chief Executive Officer

To MacTarnahan Portland Brewing Company Voting Trust:

11416 SW Lynnridge Avenue Portland, Oregon 97225

        5.5    Waiver. No waiver will be binding on a party unless it is in writing and signed by the party making the waiver. A party’s waiver of a breach of a provision of this Agreement will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision.

        5.6    Severability. If a provision of this Agreement is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Agreement will not be impaired.

        5.7    Further Assurances. The parties will sign other documents and take other actions reasonably necessary to further effect and evidence this Agreement.

        5.8    Remedies. The parties will have all remedies available to them at law or in equity. All available remedies are cumulative and may be exercised singularly or concurrently.

        5.9     Governing Law. This Agreement is governed by the laws of the State of Oregon.

        5.10     Venue. Any action or proceeding arising out of this Agreement will be litigated in courts located in Multnomah County, Oregon. Each party consents and submits to the jurisdiction of any local, state, or federal court located in Multnomah County, Oregon.

        5.11    Attorney’s Fees. If any arbitration or litigation is instituted to interpret, enforce, or rescind this Agreement, including but not limited to any proceeding brought under the United States Bankruptcy Code, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party’s reasonable attorney’s fees and other fees, costs, and expenses of every kind, including but not limited to the costs and

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disbursements specified in ORCP 68 A(2), incurred in connection with the arbitration, the litigation, any appeal or petition for review, the collection of any award, or the enforcement of any order, as determined by the arbitrator or court.

        5.12    Entire Agreement. This Agreement contains the entire understanding of the parties regarding the subject matter of this Agreement and supersedes all prior and contemporaneous negotiations and agreements, whether written or oral, between the parties with respect to the subject matter of this Agreement.

        5.13    Signatures. This Agreement may be signed in counterparts. A fax transmission of a signature page will be considered an original signature page. At the request of a party, the other party will confirm a fax-transmitted signature page by delivering an original signature page to the requesting party.

        5.14    Attorneys. The parties understand that the law firm of Schwabe, Williamson & Wyatt, P.C. has served as legal counsel to Portland Brewing Company in the negotiation of the terms of this Agreement, and does not represent any other party in connection with this Agreement. Each of the other parties to this Agreement acknowledges that the party has consulted with the party’s own legal counsel or has knowingly waived the party’s right to do so.

[Signature page to follow]

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Dated effective: February 25, 2004

Company:

Portland Brewing Company

/s/ FREDERICK BOWMAN
By: Frederick Bowman
Its: President

Preferred Shareholders:

Karban Development Corporation

/s/ CHARLES A. ADAMS
By: Charles A. (Tony) Adams
Its: President

MacTarnahan Portland Brewing Company Voting Trust

/s/ ROBERT M. MACTARNAHAN
By: Robert M. MacTarnahan
Its: President

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